SEC 11019043 [...]ISSION SEC Mail Processing Section
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2011
Washington, DC
110

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SEC FILE NUMBER
8-66183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Independent Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6660 S. Sheridan Rd, Ste 260
(No. and Street)

Tulsa	OK	74133-1766
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Palmer 918-492-9484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DuVall & Ford, PLLC
(Name – *if individual, state last, first, middle name*)

506 North Church Street	Atkins	AR	72823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Independent Financial Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public Oklahoma
OFFICIAL SEAL
DEBRA J. ROTH
Tulsa County
03011066 Exp. 8-21-11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

FIRST INDEPENDENT FINANCIAL SERVICE, INC.
DECEMBER 31, 2010 AND 2009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
FIRST INDEPENDENT FINANCIAL SERVICES, INC.
~~Bentonville, Arkansas~~ Tulsa, Oklahoma

We have audited the accompanying statements of financial condition of **First Independent Financial Services, Inc** as of December 31, 2010 and 2009, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Independent Financial Services, Inc.** as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DuVall & Ford PLLC

DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 15, 2011

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
	$ 58,495	$ 25,321
Restricted cash deposit - clearing organization - Note 1	25,000	25,000
Securities	-	322
Accounts receivable	163,739	99,477
Prepaid expenses	18,666	18,300
Building deposits	4,500	7,592
Total current assets	270,400	176,012
PROPERTY AND EQUIPMENT, NET	-	-
Total Assets	$ 270,400	$ 176,012

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accrued Liabilities	$ 172,379	$ 118,591
Payroll liabilities payable	8,612	3,470
Total current liabilities	180,991	122,061
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, authorized 50,000 shares, issued and outstanding 500 shares	500	500
Additional paid-in capital	126,000	126,000
Retained earnings	(36,847)	(72,627)
Accumulated other comprehensive income	(244)	78
Total stockholders' equity	89,409	53,951
Total Liabilities and Stockholders' Equity	$ 270,400	$ 176,012

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS ON INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commissions	$ 2,276,711	1,668,727
Other Income	156,967	118,257
Interest Income	1,128	1,434
Total Operating Revenue	2,434,806	1,788,418
OPERATING EXPENSES		
Employee Compensation and Expenses	243,586	216,150
Regulatory, Exchange, Clearing fees and Expenses	12,164	14,288
Occupancy Expense	48,257	85,773
Communication	8,136	7,005
Contracted Services	1,876,070	1,341,552
Insurance	73,976	71,182
Other Operating Expenses	136,837	66,945
Total Expenses	2,399,026	1,802,895
INCOME FROM OPERATIONS	35,780	(14,477)
OTHER INCOME (EXPENSE)		
Sale of Asset	-	-
Dividends	-	-
NET INCOME	$ 35,780	$ (14,477)
Other Comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains during the period	(322)	78
COMPREHENSIVE INCOME	$ 35,458	$ (14,399)

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2008	$ 500	$ 126,000	$ (58,150)	$ -	$ 68,350
Dividends paid	-	-	-	-	-
Net income for the year	-	-	(14,477)		(14,477)
Unrealized holding gain	-	-	-	78	78
Balance - December 31, 2009	$ 500	$ 126,000	$ (72,627)	$ 78	$ 53,951
Dividends paid	-	-	-	-	-
Net income for the year			35,780		35,780
Unrealized holding gain				(322)	(322)
Balance - December 31, 2010	$ 500	$ 126,000	$ (36,847)	$ (244)	$ 89,409

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 35,780	$ (14,477)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	-	-
Change in:		
Accounts receivable - commissions	(64,262)	20,482
Prepaid Expenses	(4,866)	(432)
Accured Liabilities	53,788	(10,136)
Payroll liabilities	5,142	(617)
Net Cash From Operating Activities	25,582	9,297
CASH FLOWS FROM INVESTING ACTIVITIES		
	-	-
Refund of building deposit	7,592	
Purchase of available for sale securities	-	(244)
Net Cash Provided (Used For) Investing Activities	7,592	(244)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Change in Other Comprehensive Income		-
Dividends paid	-	-
Net Cash Provided (Used For) Financing Activities	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	33,174	(5,424)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,321	30,745
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 58,495	$ 25,321

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Balance - January 1	$ -	$ -
Increase (decrease)	$ -	$ -
Balance- December 31	$ -	$ -

See accompanying notes to financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
First Independent Financial Services, Inc. ("the Company") was organized in the state of Oklahoma on February 6, 1997, and is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm and does not intend to make markets, take proprietary positions or participate as an underwriter in public offerings. The Company is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still in use totaled approximately $5,380 and $5,380 for years ended December 31, 2010 and 2009, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2010 and 2009, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments

All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable – Commissions

The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Basis of Presentation

The financial statements include all the accounts of FIRST INDEPENDENT FINANCIAL SERVICES, INC. which is engaged in a single line of business as a securities broker – dealer, which comprises several classes of service including principal transaction and agency transportation.

The accompanying statement of financial condition has been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the statement of financial condition is consistent with the rule.

Securities Transactions

Security transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date, which does not vary materially from the trade basis.

Restricted Cash Deposit with Clearing Organization

The clearing organization requires FIRST INDEPENDENT FINANCIAL SERVICES, INC. maintain a $25,000 cash balance on deposit. This many not be withdrawn for normal operating costs but is restricted to cover any errors charged to the company not as a result of the clearing organization.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company earns commissions from insurance related products that are paid to an affiliated company and transferred to FIRST INDEPENDENT FINANCIAL SERVICES, INC. The company reported commissions income earned from the affiliated company during the years 2010 and 2009, totaling $438,721 and $407,477, respectively. A portion of these earned commissions were paid subsequent to year end resulting in an account receivable included on the balance sheet in the amount of $21,886 and $22,900 as of December 31, 2010 and 2009, respectively.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2010	2009
Office Equipment	$ 5,380	$ 5,380
Accumulated Depreciation	(5,380)	(5,380)
	$ 0	$ 0

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements". Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All First Independent Financial Services, Inc. customer transactions are cleared through First Southwest Company.

NOTE 5: INCOME TAXES

At December 2010, the Company has available net operating loss carry-forwards of approximately $19,500. Net operating losses used in 2010 were 35,780.

Significant components of the provision for income taxes at 2010 were current federal and state tax, $0 and $0 respectively. Deferred federal and state tax, $0 and $0 respectively. Total current and deferred taxes were $0 and $0 respectively.

NOTE 5: INVESTMENTS

The table below provides detail of the investments:

December 31, 2010

	Number	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Fannie Mae Bonds	9	$ 244	$ 78	$ 322
		$ 244	$ 78	$ 322

December 31, 2009

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Fannie Mae Bonds	9	$ 244	$ (322)	$ 0
		$ 244	$ (322)	$ 0

In 2009, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques as follows:

Level 1- These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded mutual funds.

Level 2- These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

NOTE 6: INVESTMENTS – CONTINUED

Level 3- These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Available-for-sale securities			
Exchange traded bonds	$ 0	$ -	$ -

NOTE 7: COMMITMENTS

The Company is obligated under operating leases with remaining non-cancellable terms in excess of one year. Rent charged against operations for the year 2010 and 2009, was $48,257 and $96,987, respectively. Aggregate rentals for office space and equipment as of December 31, 2010 are as follows:

2011	$ 55,354
2012	$ 54,942
2013	$ 57,165
2014	$ 57,959
2015	$ 34,458

NOTE 8: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain (loss) on available for sale securities was $(322) and $78 respectively, for the years ended December 31, 2010 and 2009.

NOTE 9: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2010, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of the December 31, 2010, the company had net capital of $61,243, which was $49,177 in excess of its required minimum net capital of $12,066. The Company's aggregate indebtedness to net capital ratio was 295.53 to 1, as of December 31, 2010.

NOTE 11: SUBSEQUENT EVENTS

Subsequent events through February 15, 2011 are reflected in the accompanying financial statements and the related notes.

FIRST INDEPENDENT FINANCIAL SERVICES, INC.

Financial Statements
Two Years Ended December 31, 2010 and 2009

(With Independent Auditors' Report)

DUVALL & FORD, PLLC
Certified Public Accountants
506 NORTH CHURCH STREET
ATKINS, AR 72823
(479) 641-2500